Exhibit 99.1

Sapiens Life Platform Selected by a Leading U.S. Insurer

Sapiens' solutions accelerate insurer's seamless, data-driven digital transformation

Rochelle Park, NJ, March 31, 2025 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that a major U.S. multi-line insurer has expanded its partnership with Sapiens by selecting Sapiens Insurance Platform for Life & Annuities, which includes Sapiens CoreSuite for Life & Annuities, Sapiens DataSuite, and Sapiens Cloud Services.

The insurer’s life business has been supported by Sapiens UnderwritingPro for nearly a decade, and the implementation of Sapiens Insurance Platform will further accelerate their digital transformation. With CoreSuite’s robust, high-performing APIs, the insurer will seamlessly integrate with its new internal digital layer, enabling a more efficient and autonomous customer acquisition process. This engagement marks one of Sapiens’ fastest CoreSuite implementations, reinforcing the insurer’s commitment to modernization.

By selecting Sapiens, the insurer gains a highly configurable solution that enhances product agility, streamlines operations, and empowers them to respond swiftly to evolving market demands. The seamless integration of Sapiens CoreSuite for Life & Annuities, Sapiens DataSuite, and Sapiens Cloud Services will provide the insurer with powerful, actionable data-driven insights into both agent and customer behavior, laying the groundwork for predictive analytics and improved business retention strategies.

“Sapiens’ longstanding relationship with this valued client demonstrates the trust and confidence we have built over the years,” said Roni Al-Dor, Sapiens President and CEO. “By leveraging Sapiens’ end-to-end, digital insurance platform, they can achieve full autonomy in managing their operation, enhancing operational efficiency, and delivering a superior experience for their agents and customers.”

Sapiens Insurance Platform is an AI-based, open, integrated platform that accelerates adoption, delivers sustained value, and empowers insurers to grow, modernize, and optimize for the full end-to-end insurance value chain.

Sapiens CoreSuite for Life & Annuities is a comprehensive, configurable and unified underwriting, policy, billing, and claims software to accelerate insurance transformation across all Life & Annuities business lines.

Sapiens DataSuite is a data management solution that empowers insurers to produce actionable insights and maximize the value of their data resulting in smarter decision making. DataSuite is a modular, highly innovative, business intelligence solution designed specifically for insurance markets.

Sapiens Cloud Services support business growth with elastic scaling and a holistic offering of value-added cloud services that provides all operations and application management services under one roof.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our SaaS-based Solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information visit https://sapiens.com or follow us on LinkedIn

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.